UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

April 28, 2008

To whom it may concern:

Mizuho Financial Group, Inc.

Shinko Securities Co., Ltd.

Mizuho Securities Co., Ltd.

Announcement regarding the merger between Shinko Securities Co., Ltd and

Mizuho Securities Co., Ltd.

On March 21, 2008, Shinko Securities Co., Ltd. (“Shinko”) and Mizuho Securities Co., Ltd. (“MHSC”) announced the postponement of the effective date of the merger between the two companies, targeting the earliest possible date in 2009 as the new scheduled effective date of merger.

The respective board meetings of the two companies held today decided to cancel the original merger agreement due to the background described in section 2 below, and reconfirmed the basic policies and points in relation to proceeding with the merger and signed a new “Basic Agreement for Merger.” We hereby also announce that the new Basic Agreement for Merger sets the postponed effective date of the merger to be scheduled on May 7, 2009 as described in section 1 below.

This may cause inconvenience for the clients and shareholders of the two companies that have already started various preparations and procedures. However, we would like to ask for your understanding and support as we will continue to make further efforts to achieve the merger on May 7, 2009 safely and reliably.

1. Postponed effective date of merger

Since there will be a scheduled change in the securities settlement system (i.e., the implementation of the Electronic Share Certificate System) in January 2009, the two companies have been thoroughly discussing with the relevant parties and authorities, including Japan Securities Depositary Center, Inc., and closely examining the postponed effective date of merger.

As a result of such review, the two companies reached a conclusion that the postponed effective date of the merger should be scheduled on May 7, 2009 in order to respond safely and reliably to the change such as the implementation of the Electronic Share Certificate System.

2. Basic policies regarding the merger

The two companies signed the original merger agreement on March 29, 2007 and have been proceeding with preparations for the merger. However, considering a certain period of time has already passed since the relevant resolutions at the respective general shareholders meetings, the two companies decided to cancel the original merger agreement, and reconfirmed the basic policies and points in relation to proceeding with the merger and signed the new “Basic Agreement for Merger” as of today (see attached).

Regarding the next steps, the two companies will proceed with negotiations regarding the terms, including the merger ratio and sign a new merger agreement, and will seek approvals at the respective general shareholders meetings followed by those from relevant parties and authorities.

3. Response to the postponement of the effective date of the merger

Regarding the operational preparations for the merger, the two companies have been proceeding smoothly towards May 7, 2008, the effective date of the merger which had been scheduled before the postponement announced in March. We will continue to take all possible measures to achieve the merger safely and reliably.

Meanwhile, there have already been certain developments in preparations for integration of various business areas of the two companies, along with progress in preparatory work on the merger. Therefore, in view of taking the synergistic effects of the merger in advance, the two companies will establish a project for early realization of merger effects under the Merger Preparation Committee, which is co-chaired by the presidents of the two companies, with respect to the planned integration that can be achieved ahead of schedule, and consider gradually implementing measures for integration, including personnel exchanges between the two companies, even before the effective date of the merger.

<For inquiries on this matter, please contact>

Mizuho Financial Group, Inc.	Corporate Communications
	Public Relations Office	Tel. 81-3-5224-2026
Shinko Securities Co., Ltd.	Public and Investor Relations Dept.	Tel. 81-3-5203-6413
Mizuho Securities Co., Ltd.	Corporate Communications	Tel. 81-3-5208-2030

Outline of the Basic Merger Agreement

1.	Merger Structure

Shinko will be the surviving entity, and MHSC will be the dissolving entity.

2.	Outline of New Company

Trade name:	Mizuho Securities Co., Ltd.

Address of main office:	1-5-1, Otemachi, Chiyoda-ku
(current address of MHSC’s office)

Listing of shares:	Maintain listing on TSE No.1/OSE No.1/NSE No.1

Names of representatives:	Chairman	Takashi Kusama
(Currently, President of Shinko)

	President & CEO	Keisuke Yokoo
(Currently, President of MHSC)

3.	Effective Date of the Merger

The effective date of the merger is targeted at May 7, 2009 and will be fixed by the signing of the new merger agreement based on discussions.

4.	Merger Ratio

To be decided based on discussions prior to the signing of the new merger agreement.

5.	Procedures Related to the Merger Agreement

To be discussed separately based on the situations going forward.